CVB Financial Corp.

January 11, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	CVB Financial Corp.

Registration Statement on Form S-4

File No. 333-214576

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CVB Financial Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective on Thursday, December 12, at 3:00 p.m., Eastern time, or as soon thereafter as may be practicable. Notwithstanding this request for acceleration, the Company may contact the Securities and Exchange Commission (the “Commission”) prior to the requested time of effectiveness to request that the Commission stop effectiveness if circumstances so dictate.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Craig Miller of Manatt, Phelps & Phillips, LLP at (415) 291-7415 and that such effectiveness also be confirmed in writing.

Sincerely,

CVB FINANCIAL CORP.

/s/ E. Allen Nicholson
By:	E. Allen Nicholson
Title:	Executive Vice President and Chief Financial Officer